CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

February 6, 2006	TSX Venture Exchange Symbol: CMA OTC Bulletin Board Symbol: CRMXF U.S. 20-F Registration: 000-29870 Frankfurt Stock Exchange: DFL (www.finanztreff.de)

CREAM MINERALS OPTIONS NICKEL COPPER PROPERTY IN MANITOBA

Cream Minerals Ltd. (CMA - TSX-V) ("Cream") is pleased to announce that, subject to regulatory approval, it has entered into an option agreement (the “Agreement”), with W. S. Ferreira Ltd. (the “Optionor”) to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim (together referred to as the “Property”), located approximately 60 kilometers southeast of Flin Flon, Manitoba.

The Property was held and explored by Hudson Bay Exploration and Development Co. Ltd. (“Hudson Bay”) from 1977 to 2002 for copper-zinc massive sulphide ore-bodies similar to the ore-bodies being mined today near Flin Flon and Snow Lake, Manitoba.  The present owner acquired the claims in 2003/04 when assessment credits filed by Hudson Bay expired and the Property came open.  In a summary report on the Wine Property, Reed Lake, Manitoba, Consulting Geologist Bernhardt Augsten, P.Geo., reviewed the results of previous exploration in the area of the Property, assessed the exploration potential and recommended further exploration to test the Property for economic mineralization.

The Wine and Wine 1 claims cover an east west trending mafic intrustion (1,700 m X 700 m) that has known copper, nickel, platinum, palladium and gold mineralization spatially related to the intrusion and its contact with the surrounding country rocks.  Significant intervals intersected in this setting included:

13 feet averaging 0.69% Cu, 1.12% Ni and 0.009 oz/ton platinum and palladium,

20.9 feet averaging 1.52% Cu and 1.67% Ni

3.08% Cu, 1.2% Ni and 0.12 oz/ton Au over 0.5 feet

Previous exploration focused on electromagnetic and magnetic geophysics followed by diamond drilling.  The following table gives the significant diamond drill results obtained by Hudson Bay from three drill holes that intersected the Wine Ni-Cu zone.

Hole #	Year	From (ft)	To (ft)	Length (ft)	Cu (%)	Ni (%)	Pt (oz/ton)	Pd (oz/ton)	Au (oz/ton)
Eel-346	1987	177.0	231.0	54.0	1.42	0.85
Including		182.0	182.4	0.40	16.10	0.43
Including		195.4	216.3	20.90	1.52	1.67	0.011	0.031
Including		208.1	216.3	8.20	1.47	2.06	0.009	0.0011
Including		229.4	231.0	1.60	13.10	1.44	0.003	0.027	0.018
Eel-302	1982	172.4	173.2	0.80	5.75	0.002	0.014
		177.0	211.9	34.90	0.98	0.49
Including		177.0	190.0	13.0	0.69	1.12	0.003	0.006
Including		190.0	211.9	21.90	1.09	0.12	0.003	0.006
Eel-315	1984	225.5	226.0	0.50	3.08	1.20			0.120

Magnetic methods were successful in outlining the mafic to ultramafic intrusion.  In the past only electromagnetic conductors have been drilled.  The entire contact areas of the mafic intrusion is prospective for copper-nickel-PGE mineraliztion.  The presence of widespread disseminated pyrrhotite and chalcopyrite known to occur within contact breccias and results of the historical diamond drilling clearly shows further exploration should focus on disseminated sulphide mineralization which is better suited to be detected by Induced Polarization (“IP”) techniques.

The low swampy ground and resultant paucity of outcrop precludes the use of effective surface geological mapping.  In addition, the shallow occurrence of some of the mineralization indicates economic potential for smaller scale extraction of high-grade sulphides.  Overburden depths in the vicinity of holes Eel-302, 315 and 346 varies from 2.5 to 5.2 metres.  Proximity of the claims to either Flin Flon, which hosts a copper-zinc smelter, or Thompson, which hosts a nickel-copper smelter, supports the concept.

Cream can earn its interest by making payments totalling $100,000 and issuing 200,000 common shares over a 48-month period.  Cream must also incur exploration expenditures on the Property totalling $5,000 within one year following the date of regulatory approval, $10,000 cumulative prior to the second anniversary of regulatory approval, $15,000 cumulative prior to the third anniversary of regulatory approval, and $20,000 cumulative prior to the fourth anniversary of regulatory approval.  During the first year of the Agreement, Cream will pay $5,000 and issue 50,000 common shares to the Optionor upon receipt of regulatory approval and $10,000 and an additional 50,000 common shares 12 months following the date of regulatory approval.

Upon fulfilling the obligations set out above, Cream will have earned a 100% right, title and interest in and to the Property subject only to a 2.0% Net Smelter Return royalty (“NSR”) payable to the Optionor from the production of gold, silver and all base metals and other minerals from the Property.  Cream shall have the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the Optionor at any time up to and including the commencement of commercial production.

Cream proposes to investigate the Wine showing with a single vertical drill hole to determine if the mineralization could be similar to the Sherritt Gordon Mines ore-bodies at Lynn Lake, Manitoba.  The Sherritt Gordon Mine produced 20,151,146 tonnes of ore with an average grade of 1.023% Ni and 0.535% Cu from eleven discrete vertical pipes that are hosted by a mafic to ultramafic igneous pluton (Pinset, R.H.; 1980-).  A second drill hole will investigate a large geophysical anomaly situated 100 metres west of the Wine showing.

Mr. Augsten, P.Geo., has recommended that the entire known contact area of the intrusive should be explored with IP methods at an estimated cost of $44,000.  Resultant anomalies should be tested with a minimum of 600 metres of drilling in four to five holes, estimated to cost up to $150,000, contingent upon favourable results from phase 1.

The Wine showing program will be under the supervision of Mr. Peter Walcott, P.Eng., Geophysicist, of Peter E. Walcott & Associates Ltd. – Geophysical Services.  Mr. Walcott is the Company’s “Qualified Person” for the purpose of National Instrument 43-101.  The Company is seeking a joint venture partner for this project.

For more information about Cream Minerals Ltd. and its projects, please visit our website at www.creamminerals.com.

Frank A. Lang, MA, P. Eng.

President & CEO

For further information please contact: Investor Relations

Tel:  (604) 687-4622  Fax:  (604) 687-4212  Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.